UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2


VININGS INVESTMENT PROPERTIES TRUST
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(Name of Issuer)

SHARES OF BENEFICIAL INTERST, without par value
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 (Title of Class of Securities)

927428 20 1
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(CUSIP Number)

Steven A. Goodman
GOLDBERG & SIMPSON, P.S.C.
3000 National City Tower
Louisville, Kentucky 40202
(502) 589-4440
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 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2000
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 (Date of Event which Requires Filingof this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
 (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927428 20 1	13D
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1.	NAME OR REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING
PERSON

Martin H. Petersen.

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2.	CHECK THE APPRPRIATE BOX IF A MEMBER OF A
	GROUP*

						(a)	[  ]
						(b)	[  ]

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3.	SEC USE ONLY




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4.	SOURCE OF FUNDS*


PF

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[  ]



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6.	CITIZENSHIP OR PLACE OF ORGANIZATION


Georgia

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NUMBER OF		7	SOLE VOTING POWER
    SHARES			8,000
BENEFICIALLY		------------------------------------------------------
  OWNED BY		8	SHARED VOTING POWER
      EACH			None
 REPORTING		------------------------------------------------------
    PERSON		9	SOLE DISPOSITIVE POWER
       WITH			8,000
			------------------------------------------------------
			10	SHARED DISPOSITIVE POWER
				None
			------------------------------------------------------

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON

8,000 shares of beneficial interest

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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES*

								[  ]

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
	(11)

 .722%

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14	TYPE OF REPORTING PERSON*

IN

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Schedule 13D

This Amendment No. 2 to Schedule 13D (the "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on August 2, 1996 and the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on August 7, 1998 relating to the shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). This Amendment amends the Schedule 13D only with respect to those Items listed below. All capitalized terms not otherwise defined shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:
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(a)	Mr. Petersen is the beneficial owner of 8,000 Shares of the Trust as of the date hereof by virtue of 8,000 Shares which Mr. Petersen may acquire upon the exercise of options within 60 days of July 17, 2000.

(b)	Mr. Petersen has power to vote or dispose of 8,000 Shares of the
Trust as of the date hereof by virtue of 8,000 Shares which Mr. Petersen may acquire upon the exercise of options within 60 days of July 17, 2000.

(c)	Mr. Petersen sold 107,249 Shares of the Trust in a private
transaction effective March 1, 2000 and completed on or about March 17, 2000. The total sales price for the Shares of the Trust was $584,507. Mr. Petersen owned 88,660 Shares of the Trust directly and 18,589 Shares were owned through indirect ownership. Specifically, the 18,589 shares of beneficial interest reported herein, is composed of 9,295 shares of beneficial interest representing a percentage of the 24,785 shares of beneficial interest owned by A&P Investors, Inc. and 9,294 shares of beneficial ownership representing a percentage of the 24,785 owned by ANTS, Inc. Mr. Petersen was deemed to beneficially own all shares owned by A&P Investors, Inc. by virtue of his being a director, officer and minority stockholder of A&P Investors, Inc. Mr. Petersen disclaimed ownership of all such 24,785 shares. Further, Mr. Petersen was a minority shareholder of ANTS, Inc.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 17, 2000

				       /s/ Martin .H. Petersen
				______________________
				   Signature

				     Martin H. Petersen
				_______________________________
				Name/Title